November 19, 2008

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and
  Exchange Commission
Division of Corporate Finances
450 Fifth Street, N.W.
Washington, DC  20549

Re:          Audiovox Corporation
Form 10-K for the fiscal year ended February 29, 2008
Filed May 14, 2008
File No.  001-09532

Dear Mr. Cascio:

This letter is being submitted in response to the comments set forth in the Staff of the Division of Corporate Finance's (the “Staff”) letter dated October 24, 2008, with respect to the above-referenced filings (the “Comment Letter”).  The responses to the Comment Letter regarding the aforementioned filings appear below.

The following numbered paragraphs, which correspond to the number paragraphs of the Comment Letter, set forth our responses to the Staff’s comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations- Page 19

Critical Accounting Policies and Estimates – Page 23

SEC Comment:

(1)
In light of the significant increase in goodwill and other intangible assets with indefinite useful lives assets since March 1, 2007, please expand future filings to more specifically describe how you assess these assets for impairment under the requirements of SFAS 142. In that regard, please more specifically describe the models you apply and the

Audiovox SEC Response - 11.12.08

Mr. Brian Cascio
United States Securities
  and Exchange CommissionNovember 7, 2008 Page 2 of  6

(2)
nature and extent of subjective estimates and assumptions that underlie your assessments and measurements of fair value. Please note that if you refer to reliance on a third party expert you may be required to name that expert in your filings and to include the consent of that expert in registration statements.

Response:

During the fiscal year ended February 29, 2008 goodwill and other intangible assets increased from $75,388,000 to $124,435,000.  This increase was caused by the following acquisitions:
Oehlbach on March 1, 2007
Incaar on August 14, 2007
Technuity on November 1, 2007
Thomson Audio/Video on December 31, 2007

As of the year ended February 29, 2008, we tested the Fair Value (FV) of Audiovox under SFAS 142.  The primary valuation method used to test the FV was the Discounted Future Cash Flow Method (DCF).  In using this method a projection of cash flow was prepared for the years ended February 28, 2009 – 2013.  A risk adjusted discount rate was calculated based on a number of factors.  We also calculated a terminal value based on the risk adjusted discount rate and a long-term growth rate.  The result of the DCF calculation was that as of February 29, 2008 Audiovox had a FV of $453.9 million and a carrying value of $423.5 million.  The DCF FV was also tested for reasonableness by reviewing the EBITDA multiple of 14 comparable company acquisition transactions as well as the EBITDA multiple of publicly traded companies in the consumer electronics industry.  The Audiovox EBITDA multiple using the DCF FV was in line with the EBITDA multiples from the other sources.

In future filings, the Company will provide more detail as to the methods used to assess goodwill and other intangible assets for impairment, including the key factors or assumptions used to perform that assessment.

Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

f) Revenue Recognition, Page F-10

SEC Comment:

(2)
We see the significant growth in accessories revenues from businesses acquired since March 1, 2007. We also see that you accept returns and that you estimate and record a provision for returns at the point of sale. With respect to the accessories sales, please tell us how you considered the guidance from SFAS 48 and from SAB Topic 13A.4.b (Estimates and changes in estimates) in concluding that you have the ability to make reasonable estimates of future returns.

Mr. Brian Cascio
United States Securities
  and Exchange CommissionNovember 7, 2008 Page 3 of 6

Response:

In accordance with “Revenue Recognition When Right of Return Exists”, (“SFAS No. 48”), the Company believes it has the ability to make a reasonable estimate of returns based on historical experience and knowledge of any pending returns.  In general, our return periods range from 5 to 6 months and are considered as part of our estimation process.  Our sales transactions can be classified into select categories and are analyzed to consider any material changes in technological obsolescence or changes in demand.  The increase in the Company’s accessory sales is due to various acquisitions during the year.  In accordance with its established methodology and consideration of factors applicable to the acquired business, the Company obtained historical return rates from, and/or computed estimates based on other historical data provided by, the acquired business.  As internal history becomes available, trended return rates are re-evaluated and applied, accordingly.  The Company has taken into account acceptance provisions based on seller-specified objective criteria and as such, return provisions related to right of return or replacement for defective product are accounted for as warranties in compliance with the provisions of “Accounting for Contingencies” (“SFAS 5”).

j) Goodwill and Other Intangible Assets, Page F-13

SEC Comment:

(3)
We see that during your two most recently completed fiscal years you have allocated approximately $76 million of the consideration for purchase of assets and businesses to trademarks/tradenames not subject to amortization. Please describe to us the factors that you considered in reaching your conclusion that the acquired trademarks/tradenames have indefinite lives. Your response should describe how you considered and applied the relevant guidance from SFAS 142. Please be specific to the actual trademarks/tradenames acquired.

Response:

During the fiscal years ended February 28, 2007 and February 29, 2008, Audiovox acquired five different companies, which added $76 million to the trademark intangible.  All of the acquisitions included trademarks and trade names, however approximately $47.6 million of the $76 million was related to the RCA trademark.  $35.8 million arose from the Thomson Accessories acquisition whose valuation is final, whereas $11.8 million is associated with the Thomson Audio/Video acquisition and is preliminary.  Audiovox has a right to use this trademark for consumer electronic accessory and audio video products forever.  The RCA trademark has been in existence since the founding of Radio Corporation of America in 1919.  Of the remaining increase in trademarks, $13M is associated with the other trademarks/tradenames arising from our Thomson Americas acquisition (Recoton, Spikemaster, Ambico and Discwasher, etc), $7M relates to the acquisition of Oehlbach and its associated tradenames and logos, and $.5M relates to the acquisition of Incaar.  The majority of these acquired trademarks have been in existence for between 10 and 30 years.  $7.5M was recorded during for the purchase of Technuity and its associated trademarks/tradenames, and is preliminary.  The Company is in the process of determining the final valuation.

Mr. Brian Cascio
United States Securities
  and Exchange CommissionNovember 7, 2008 Page 4 of  6

SFAS 142 provides guidance regarding the useful life of an intangible asset.  The trademarks acquired by Audiovox have the following characteristics:

a.
At the present time there are no plans to discontinue the development, marketing and selling of products using those trademarks acquired.  The trademarks are expected to generate cash flow indefinitely.

b.
Audiovox’s experience is that there is no discernable life cycle to trademarked products.  The marketplace recognizes these trademarks in the consumer electronics industry and they often influence consumer purchases.

c.	Based on the purchase agreements, the trademarks belong to Audiovox. The registered trademarks can be easily renewed with minimal cost.
d.	The trademarks require no maintenance expenditures; however, there may be legal fees to stop any trademark infringement by competitors.

Consequently, due to the fact that there are no legal, regulatory, contractual, competitive, economic or other factors which limit the useful life of the Audiovox trademarks, the trademark intangible asset is considered to be indefinite.

SEC Comment:

(4)
Establishing useful lives for intangible assets often requires significant judgment about future cash flows. In future filings please expand your critical accounting policy for Goodwill and Other Intangible Assets to describe the factors you considered in reaching your conclusions about the useful lives of the acquired trademark/tradename assets, including why you believe cash flows will be indefinite. Please also describe the factors you consider in performing the periodic reassessment of the lives assigned to those trademarks/tradenames, including a discussion of factors that might lead you to conclude that the useful lives are no longer indefinite.

Response:

The critical factors used to determine the useful lives of all intangible assets are noted in paragraph 11 of SFAS 142.  We used them as our guidance.  We discussed in our answer to Question 3 those factors considered in why we believe the cash flows from the trademarks will be indefinite.

Mr. Brian Cascio
United States Securities
  and Exchange CommissionNovember 7, 2008 Page 5 of  6

We periodically reassess the amount and lives of the trademarks.  This is accomplished annually through our impairment testing of our goodwill and other non-amortizing intangibles.  However, we recognize that there are factors which would cause us to conclude that the useful lives are no longer indefinite.  In the event that we decide to discontinue the use of any of the trademarks acquired we will change the life to correspond with that corporate decision.  In the event that we conclude from the marketplace that certain trademarked products sales are declining we will determine if the original value of the trademark needs to be reduced and also decide if the products should continue to be marketed under that trademark.

In future filings, the Company will expand its disclosures regarding critical accounting policies associated with the determination of goodwill and other intangible assets including the factors used to determine their respective useful lives as indicated above.  We will also expand our disclosures related to our periodic impairment review and the conclusions derived from that review.

Note 3, Business Acquisitions, Page F-24

SEC Comment:

(5)
With respect to the purchase allocations in 2007 and 2008, please tell us how you determined the amounts allocated to trademarks/tradenames with indefinite lives, including why you believe the allocations are appropriate in GAAP. In light of the significance of the amounts allocated to these indefinite lived intangible assets, in future filings please disclose how you determined the fair value of these assets at acquisition.

Response:

The FVs of the trademarks acquired during the fiscal years February 28, 2007 and February 29, 2008 were determined using the Relief from Royalty Method.  In using this method we identified the projected sales related to the trademarked products.  We estimated a reasonable royalty rate based on either comparable market based royalty rates or a profit sharing between licensor and licensee.  The resulting hypothetical royalty payments were tax affected and a risk adjusted discount rate applied to determine the FV.

In future filings, the Company will provide the methodology(s) used to determine the fair value for trademarks/tradenames acquired and the determination of useful lives.

SEC Comment:

(6)
With respect to the Thomson Audio/Video transaction consummated on December 31, 2007 please tell us why $13 million of the net purchase price of approximately $15 million was allocated to warranties, including how you determined the amount allocated.

Mr. Brian Cascio
United States Securities
  and Exchange CommissionNovember 7, 2008 Page 6 of  6

Response:
The Company agreed to assume certain assets and liabilities as part of the acquisition of the Thomson Audio/Video business.  The liabilities included a future warranty reserve valued at $12,848,000 at the date of acquisition.  As part of its due diligence, the Company performed certain procedures to test the validity of the balances indicated by the seller which included a review of the reserve calculations used to determine the future warranty reserve.  Except for a minor currency adjustment, the Company determined that the information provided supported the balance and assigned the value accordingly.  As part of the purchase agreement, the seller agreed to limit the Company’s exposure to the balance at acquisition and will reimburse the Company in the event actual warranties exceed this balance.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

Charles M. Stoehr
Senior Vice President and
  Chief Financial Officer